Exhibit 99.2

Capital One Financial Corporation
Financial Supplement
First Quarter 2016[1]
Table of Contents

_____

[1]   The information contained in this Financial Supplement is preliminary and based on data available at the time of the earnings presentation. Investors should refer to our Quarterly Report on Form 10-Q for the period ended March 31, 2016 once it is filed with the Securities and Exchange Commission.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 1: Financial Summary—Consolidated

(Dollars in millions, except per share data and as noted) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Income Statement							
Net interest income	$ 5,056	$ 4,961	$ 4,760	$ 4,537	$ 4,576	2%	10%
Non-interest income	1,164	1,233	1,140	1,135	1,071	(6)	9
Total net revenue[1]	6,220	6,194	5,900	5,672	5,647	—	10
Provision for credit losses	1,527	1,380	1,092	1,129	935	11	63
Non-interest expense:							
Marketing	428	564	418	387	375	(24)	14
Amortization of intangibles	101	103	106	111	110	(2)	(8)
Operating expenses	2,694	2,813	2,636	2,809	2,564	(4)	5
Total non-interest expense	3,223	3,480	3,160	3,307	3,049	(7)	6
Income from continuing operations before income taxes	1,470	1,334	1,648	1,236	1,663	10	(12)
Income tax provision	452	426	530	384	529	6	(15)
Income from continuing operations, net of tax	1,018	908	1,118	852	1,134	12	(10)
Income (loss) from discontinued operations, net of tax[2]	(5)	12	(4)	11	19	**	**
Net income	1,013	920	1,114	863	1,153	10	(12)
Dividends and undistributed earnings allocated to participating securities[3]	(6)	(4)	(6)	(4)	(6)	50	—
Preferred stock dividends[3]	(37)	(68)	(29)	(29)	(32)	(46)	16
Net income available to common stockholders	$ 970	$ 848	$ 1,079	$ 830	$ 1,115	14	(13)
Common Share Statistics							
Basic earnings per common share:[3]							
Net income from continuing operations	$ 1.86	$ 1.58	$ 2.01	$ 1.50	$ 2.00	18%	(7)%
Income (loss) from discontinued operations	(0.01)	0.02	(0.01)	0.02	0.03	**	**
Net income per basic common share	$ 1.85	$ 1.60	$ 2.00	$ 1.52	$ 2.03	16	(9)
Diluted earnings per common share:[3]							
Net income from continuing operations	$ 1.85	$ 1.56	$ 1.99	$ 1.48	$ 1.97	19	(6)
Income (loss) from discontinued operations	(0.01)	0.02	(0.01)	0.02	0.03	**	**
Net income per diluted common share[4]	$ 1.84	$ 1.58	$ 1.98	$ 1.50	$ 2.00	16	(8)
Weighted-average common shares outstanding (in millions):							
Basic	523.5	530.8	540.6	545.6	550.2	(1)	(5)
Diluted	528.0	536.3	546.3	552.0	557.2	(2)	(5)
Common shares outstanding (period end, in millions)	514.5	527.3	534.9	542.5	548.0	(2)	(6)
Dividends paid per common share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.30	—	33
Tangible book value per common share (period end)[5]	55.94	53.65	54.66	52.74	52.19	4	7

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Balance Sheet (Period End)							
Loans held for investment[6]	**$ 227,613**	$ 229,851	$ 213,329	$ 209,705	$ 203,978	(1)%	12%
Interest-earning assets	**298,348**	302,007	283,073	280,137	275,837	(1)	8
Total assets	**330,346**	334,048	313,700	310,510	306,224	(1)	8
Interest-bearing deposits	**196,597**	191,874	187,848	183,657	185,208	2	6
Total deposits	**221,779**	217,721	212,903	208,780	210,440	2	5
Borrowings	**50,497**	59,115	42,778	45,766	41,029	(15)	23
Common equity	**44,411**	43,990	44,391	43,849	43,908	1	1
Total stockholders' equity	**47,707**	47,284	47,685	46,659	45,730	1	4
Balance Sheet (Average Balances)							
Loans held for investment[6]	**$ 226,736**	$ 220,052	$ 211,227	$ 206,337	$ 205,194	3%	10%
Interest-earning assets	**299,456**	292,054	283,082	276,585	278,427	3	8
Total assets	**331,919**	323,354	313,822	307,206	309,401	3	7
Interest-bearing deposits	**194,125**	189,885	185,800	183,946	182,998	2	6
Total deposits	**219,180**	215,899	210,974	209,143	207,851	2	5
Borrowings	**53,761**	48,850	45,070	41,650	46,082	10	17
Common equity	**45,782**	45,418	45,407	44,878	44,575	1	3
Total stockholders' equity	**49,078**	48,712	48,456	47,255	46,397	1	6

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 2: Selected Metrics—Consolidated

(Dollars in millions except as noted) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Performance Metrics							
Net interest income growth (period over period)	2%	4%	5%	(1)%	(2)%	**	**
Non-interest income growth (period over period)	(6)	8	—	6	(7)	**	**
Total net revenue growth (period over period)	—	5	4	—	(3)	**	**
Total net revenue margin[7]	8.31	8.48	8.34	8.20	8.11	(17)bps	20bps
Net interest margin[8]	6.75	6.79	6.73	6.56	6.57	(4)	18
Return on average assets	1.23	1.12	1.43	1.11	1.47	11	(24)
Return on average tangible assets[9]	1.29	1.18	1.50	1.17	1.54	11	(25)
Return on average common equity[10]	8.52	7.36	9.54	7.30	9.84	116	(132)
Return on average tangible common equity[11]	12.94	11.11	14.33	11.06	15.00	183	(206)
Non-interest expense as a percentage of average loans held for investment	5.69	6.33	5.98	6.41	5.94	(64)	(25)
Efficiency ratio[12]	51.82	56.18	53.56	58.30	53.99	(436)	(217)
Effective income tax rate for continuing operations	30.7	31.9	32.2	31.1	31.8	(120)	(110)
Employees (in thousands), period end	45.8	45.4	46.9	47.5	47.0	1%	(3)%
Credit Quality Metrics[6]							
Allowance for loan and lease losses	$ 5,416	$ 5,130	$ 4,847	$ 4,676	$ 4,405	6%	23%
Allowance as a percentage of loans held for investment	2.38%	2.23%	2.27%	2.23%	2.16%	15bps	22bps
Net charge-offs	$ 1,178	$ 1,078	$ 890	$ 846	$ 881	9%	34%
Net charge-off rate[13]	2.08%	1.96%	1.69%	1.64%	1.72%	12bps	36bps
30+ day performing delinquency rate	2.33	2.69	2.63	2.33	2.32	(36)	1
30+ day delinquency rate	2.64	3.00	2.95	2.65	2.58	(36)	6
Capital Ratios[14]							
Common equity Tier 1 capital ratio	11.1%	11.1%	12.1%	12.1%	12.5%	—	(140)bps
Tier 1 capital ratio	12.4	12.4	13.4	13.3	13.2	—	(80)
Total capital ratio	14.6	14.6	15.1	15.1	15.1	—	(50)
Tier 1 leverage ratio	10.2	10.6	11.1	11.1	10.7	(40)bps	(50)
Tangible common equity ("TCE") ratio[15]	9.1	8.9	9.8	9.7	9.8	20	(70)

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 3: Consolidated Statements of Income

	Three Months Ended			2016 Q1 vs.	
	2016	2015	2015	2015	2015
(Dollars in millions, except per share data and as noted) (unaudited)	Q1	Q4	Q1	Q4	Q1
Interest income:					
Loans, including loans held for sale	$ 5,085	$ 4,961	$ 4,540	2%	12%
Investment securities	415	401	406	3	2
Other	17	22	28	(23)	(39)
Total interest income	5,517	5,384	4,974	2	11
Interest expense:					
Deposits	283	277	271	2	4
Securitized debt obligations	48	43	33	12	45
Senior and subordinated notes	106	89	79	19	34
Other borrowings	24	14	15	71	60
Total interest expense	461	423	398	9	16
Net interest income	5,056	4,961	4,576	2	10
Provision for credit losses	1,527	1,380	935	11	63
Net interest income after provision for credit losses	3,529	3,581	3,641	(1)	(3)
Non-interest income:					
Service charges and other customer-related fees	404	426	437	(5)	(8)
Interchange fees, net	596	617	496	(3)	20
Net other-than-temporary impairment recognized in earnings	(8)	(3)	(15)	167	(47)
Other	172	193	153	(11)	12
Total non-interest income	1,164	1,233	1,071	(6)	9
Non-interest expense:					
Salaries and associate benefits	1,270	1,215	1,211	5	5
Occupancy and equipment	458	511	435	(10)	5
Marketing	428	564	375	(24)	14
Professional services	278	349	296	(20)	(6)
Communications and data processing	243	247	202	(2)	20
Amortization of intangibles	101	103	110	(2)	(8)
Other	445	491	420	(9)	6
Total non-interest expense	3,223	3,480	3,049	(7)	6
Income from continuing operations before income taxes	1,470	1,334	1,663	10	(12)
Income tax provision	452	426	529	6	(15)
Income from continuing operations, net of tax	1,018	908	1,134	12	(10)
Income (loss) from discontinued operations, net of tax[2]	(5)	12	19	**	**
Net income	1,013	920	1,153	10	(12)
Dividends and undistributed earnings allocated to participating securities[3]	(6)	(4)	(6)	50	—
Preferred stock dividends[3]	(37)	(68)	(32)	(46)	16
Net income available to common stockholders	$ 970	$ 848	$ 1,115	14	(13)

| (Dollars in millions, except per share data and as noted) (unaudited) | Three Months Ended | | | 2016 Q1 vs. | |
	2016 Q1	2015 Q4	2015 Q1	2015 Q4	2015 Q1
Basic earnings per common share:[3]					
Net income from continuing operations	$ 1.86	$ 1.58	$ 2.00	18%	(7)%
Income (loss) from discontinued operations	(0.01)	0.02	0.03	**	**
Net income per basic common share	$ 1.85	$ 1.60	$ 2.03	16	(9)
Diluted earnings per common share:[3]					
Net income from continuing operations	$ 1.85	$ 1.56	$ 1.97	19	(6)
Income (loss) from discontinued operations	(0.01)	0.02	0.03	**	**
Net income per diluted common share[4]	$ 1.84	$ 1.58	$ 2.00	16	(8)
Weighted-average common shares outstanding (in millions):					
Basic common shares	523.5	530.8	550.2	(1)	(5)
Diluted common shares	528.0	536.3	557.2	(2)	(5)
Dividends paid per common share	$ 0.40	$ 0.40	$ 0.30	—	33

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 4: Consolidated Balance Sheets

(Dollars in millions) (unaudited)	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016 vs. December 31, 2015	March 31, 2016 vs. March 31, 2015
Assets:					
Cash and cash equivalents:					
Cash and due from banks	**$ 3,241**	$ 3,407	$ 2,853	(5)%	14%
Interest-bearing deposits with banks	**1,909**	4,577	6,038	(58)	(68)
Federal funds sold and securities purchased under agreements to resell	**85**	39	0	118	**
Total cash and cash equivalents	**5,235**	8,023	8,891	(35)	(41)
Restricted cash for securitization investors	**960**	1,017	234	(6)	**
Securities available for sale, at fair value	**40,092**	39,061	39,321	3	2
Securities held to maturity, at carrying value	**25,080**	24,619	23,241	2	8
Loans held for investment:(6)					
Unsecuritized loans held for investment	**195,705**	196,068	170,040	—	15
Loans held in consolidated trusts	**31,908**	33,783	33,938	(6)	(6)
Total loans held for investment	**227,613**	229,851	203,978	(1)	12
Allowance for loan and lease losses	**(5,416)**	(5,130)	(4,405)	6	23
Net loans held for investment	**222,197**	224,721	199,573	(1)	11
Loans held for sale, at lower of cost or fair value	**1,251**	904	1,331	38	(6)
Premises and equipment, net	**3,542**	3,584	3,684	(1)	(4)
Interest receivable	**1,221**	1,189	1,078	3	13
Goodwill	**14,492**	14,480	13,978	—	4
Other assets	**16,276**	16,450	14,893	(1)	9
Total assets	**$ 330,346**	$ 334,048	$ 306,224	(1)	8

(Dollars in millions) (unaudited)	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016 vs. December 31, 2015	March 31, 2016 vs. March 31, 2015
Liabilities:					
Interest payable	**$ 217**	$ 299	$ 195	(27)%	11%
Deposits:					
Non-interest bearing deposits	**25,182**	25,847	25,232	(3)	—
Interest-bearing deposits	**196,597**	191,874	185,208	2	6
Total deposits	**221,779**	217,721	210,440	2	5
Securitized debt obligations	**14,913**	16,166	12,717	(8)	17
Other debt:					
Federal funds purchased and securities loaned or sold under agreements to repurchase	**917**	981	933	(7)	(2)
Senior and subordinated notes	**21,736**	21,837	20,559	—	6
Other borrowings	**12,931**	20,131	6,820	(36)	90
Total other debt	**35,584**	42,949	28,312	(17)	26
Other liabilities	**10,146**	9,629	8,830	5	15
Total liabilities	**282,639**	286,764	260,494	(1)	9
Stockholders' equity:					
Preferred stock	**0**	0	0	—	—
Common stock	**7**	6	6	17	17
Additional paid-in capital, net	**29,709**	29,655	27,939	—	6
Retained earnings	**27,808**	27,045	24,925	3	12
Accumulated other comprehensive loss	**(41)**	(616)	(212)	(93)	(81)
Treasury stock, at cost	**(9,776)**	(8,806)	(6,928)	11	41
Total stockholders' equity	**47,707**	47,284	45,730	1	4
Total liabilities and stockholders' equity	**$ 330,346**	$ 334,048	$ 306,224	(1)	8

7

CAPITAL ONE FINANCIAL CORPORATION (COF)

Table 5: Notes to Financial Summary, Selected Metrics and Consolidated Financial Statements (Tables 1—4)

[**] Not meaningful.

[(1)] Total net revenue was reduced by $228 million in Q1 2016, $222 million in Q4 2015, $195 million in Q3 2015, $168 million in Q2 2015 and $147 million in Q1 2015 for the estimated uncollectible amount of billed finance charges and fees.

[(2)] Historically, the majority of the provision (benefit) for representation and warranty losses is included net of tax in discontinued operations. The provision (benefit) for mortgage representation and warranty losses included the following activity:

(Dollars in millions) (unaudited)	2016 Q1		2015 Q4		2015 Q3		2015 Q2		2015 Q1
Provision (benefit) for mortgage representation and warranty losses before income taxes:									
Recorded in continuing operations	$	(1)	$ (1)	$	(7)	$	(9)	$	1
Recorded in discontinued operations		3	(21)		3		(27)		(19)
Total provision (benefit) for mortgage representation and warranty losses before income taxes	$	2	$ (22)	$	(4)	$	(36)	$	(18)

The mortgage representation and warranty reserve was $613 million as of March 31, 2016, $610 million as of December 31, 2015 and $673 million as of March 31, 2015.

[(3)] Dividends and undistributed earnings allocated to participating securities, earnings per share and preferred stock dividends are computed independently for each period. Accordingly, the sum of each quarter may not agree to the year-to-date total.

[(4)] In Q4 2015, we recorded charges totaling $72 million associated with (i) completing the acquisition of the Healthcare Financial Services business of General Electric Capital Corporation ("HFS acquisition") and establishing an initial allowance and reserve related to the loans acquired; (ii) certain planned site closures; and (iii) revisions to the restructuring charges recorded in Q2 2015 to reflect updated information. We recorded a build in the U.K. Payment Protection Insurance customer refund reserve ("U.K. PPI Reserve") of $69 million in Q3 2015 and $78 million in Q2 2015. In Q2 2015, we also recorded restructuring charges of $147 million for severance and related benefits pursuant to our ongoing benefit programs, as a result of the realignment of our workforce. We report the following non-GAAP financial measures that we believe are helpful for investors to understand the effect of these items on our reported results. The table below presents a reconciliation of our reported results to these non-GAAP financial measures. Periods not presented did not have any adjustments.

(Dollars in millions, except per share data) (unaudited)	2015 Q4			2015 Q3			2015 Q2		
	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS
Reported results	$ 1,334	$ 920	$ 1.58	$ 1,648	$ 1,114	$ 1.98	$ 1,236	$ 863	$ 1.50
Adjustments	72	46	0.09	69	69	0.12	225	155	0.28
Results excluding adjustments	$ 1,406	$ 966	$ 1.67	$ 1,717	$ 1,183	$ 2.10	$ 1,461	$ 1,018	$ 1.78

[(5)] Tangible book value per common share is a non-GAAP measure calculated based on tangible common equity divided by common shares outstanding. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information on tangible common equity.

[(6)] Included in loans held for investment are purchased credit-impaired loans ("PCI loans") recorded at fair value at acquisition and subsequently accounted for based on estimated cash flows expected to be collected over the life of the loans (under the accounting standard formerly known as "SOP 03-3," or Accounting Standards Codification 310-30). These include certain of our consumer and commercial loans that were acquired through business combinations. The table below presents amounts related to PCI loans:

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
PCI loans:					
Period-end unpaid principal balance	$ 19,492	$ 20,434	$ 20,585	$ 21,841	$ 23,248
Period-end loans held for investment	18,568	19,518	19,743	20,970	22,334
Average loans held for investment	18,894	19,319	20,116	21,440	22,773

[(7)] Calculated based on annualized total net revenue for the period divided by average interest-earning assets for the period.

[(8)] Calculated based on annualized net interest income for the period divided by average interest-earning assets for the period.

(9)   Calculated based on annualized income from continuing operations, net of tax, for the period divided by average tangible assets for the period. Return on average tangible assets is a non-GAAP measure. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

(10)   Calculated based on the annualized sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average common equity for the period. Our calculation of return on average common equity may not be comparable to similarly titled measures reported by other companies.

(11)   Calculated based on the annualized sum of (i) income from continuing operations, net of tax; (ii) less dividends and undistributed earnings allocated to participating securities; (iii) less preferred stock dividends, for the period, divided by average tangible common equity for the period. Return on average tangible common equity is a non-GAAP measure and our calculation may not be comparable to similarly titled measures reported by other companies. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

(12)   Calculated based on total non-interest expense for the period divided by total net revenue for the period. The efficiency ratio, excluding the adjustments discussed above in Footnote 4, was 55.82% for Q4 2015, 52.78% for Q3 2015 and 54.63% for Q2 2015.

(13)   Calculated based on annualized net charge-offs for the period divided by average loans held for investment for the period.

(14)   Ratios as of the end of Q1 2016 are preliminary and therefore subject to change. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for information on the calculation of each of these ratios.

(15)   TCE ratio is a non-GAAP measure calculated based on TCE divided by tangible assets. See "Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures" for additional information.

CAPITAL ONE FINANCIAL CORPORATION (COF)

Table 6: Average Balances, Net Interest Income and Net Interest Margin

(Dollars in millions) (unaudited)	2016 Q1			2015 Q4			2015 Q1		
	Average Balance	Interest Income/ Expense[1]	Yield/ Rate[1]	Average Balance	Interest Income/ Expense[1]	Yield/ Rate[1]	Average Balance	Interest Income/ Expense[1]	Yield/ Rate[1]
Interest-earning assets:									
Loans, including loans held for sale	$ 227,573	$ 5,085	8.94%	$ 220,760	$ 4,961	8.99%	$ 205,854	$ 4,540	8.82%
Investment securities	65,156	415	2.55	64,444	401	2.49	63,181	406	2.57
Cash equivalents and other	6,727	17	1.01	6,850	22	1.28	9,392	28	1.19
Total interest-earning assets	$ 299,456	$ 5,517	7.37	$ 292,054	$ 5,384	7.37	$ 278,427	$ 4,974	7.15
Interest-bearing liabilities:									
Interest-bearing deposits	$ 194,125	$ 283	0.58%	$ 189,885	$ 277	0.58%	$ 182,998	$ 271	0.59%
Securitized debt obligations	15,361	48	1.25	15,993	43	1.08	11,563	33	1.14
Senior and subordinated notes	21,993	106	1.93	21,987	89	1.62	20,595	79	1.53
Other borrowings and liabilities	17,176	24	0.56	11,542	14	0.49	14,721	15	0.41
Total interest-bearing liabilities	$ 248,655	$ 461	0.74	$ 239,407	$ 423	0.71	$ 229,877	$ 398	0.69
Net interest income/spread		$ 5,056	6.63		$ 4,961	6.66		$ 4,576	6.46
Impact of non-interest bearing funding			0.12			0.13			0.11
Net interest margin			6.75%			6.79%			6.57%

_____

[1] Interest income and interest expense and the calculation of average yields on interest-earning assets and average rates on interest-bearing liabilities include the impact of hedge accounting.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 7: Loan Information and Performance Statistics

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Loans Held For Investment (Period End)							
Credit card:							
Domestic credit card	$ 84,561	$ 87,939	$ 82,178	$ 78,984	$ 74,131	(4)%	14%
International credit card	8,138	8,186	7,957	8,219	7,623	(1)	7
Total credit card	92,699	96,125	90,135	87,203	81,754	(4)	13
Consumer banking:							
Auto	42,714	41,549	41,052	39,991	38,937	3	10
Home loan	24,343	25,227	26,340	27,595	28,905	(4)	(16)
Retail banking	3,534	3,596	3,598	3,590	3,537	(2)	—
Total consumer banking	70,591	70,372	70,990	71,176	71,379	—	(1)
Commercial banking:							
Commercial and multifamily real estate	25,559	25,518	23,585	22,886	22,831	—	12
Commercial and industrial	38,102	37,135	27,873	27,660	27,172	3	40
Total commercial lending	63,661	62,653	51,458	50,546	50,003	2	27
Small-ticket commercial real estate	580	613	654	685	738	(5)	(21)
Total commercial banking	64,241	63,266	52,112	51,231	50,741	2	27
Other loans	82	88	92	95	104	(7)	(21)
Total loans held for investment	$ 227,613	$ 229,851	$ 213,329	$ 209,705	$ 203,978	(1)	12
Loans Held For Investment (Average)							
Credit card:							
Domestic credit card	$ 85,148	$ 83,760	$ 80,402	$ 75,924	$ 74,770	2%	14%
International credit card	7,839	8,127	8,048	7,977	7,811	(4)	—
Total credit card	92,987	91,887	88,450	83,901	82,581	1	13
Consumer banking:							
Auto	41,962	41,333	40,560	39,546	38,387	2	9
Home loan	24,781	25,776	26,934	28,251	29,493	(4)	(16)
Retail banking	3,553	3,595	3,603	3,570	3,561	(1)	—
Total consumer banking	70,296	70,704	71,097	71,367	71,441	(1)	(2)
Commercial banking:							
Commercial and multifamily real estate	25,015	25,613	23,305	22,853	23,120	(2)	8
Commercial and industrial	37,762	31,132	27,620	27,414	27,190	21	39
Total commercial lending	62,777	56,745	50,925	50,267	50,310	11	25
Small-ticket commercial real estate	598	634	667	709	760	(6)	(21)
Total commercial banking	63,375	57,379	51,592	50,976	51,070	10	24
Other loans	78	82	88	93	102	(5)	(24)
Total average loans held for investment	$ 226,736	$ 220,052	$ 211,227	$ 206,337	$ 205,194	3	10
Net Charge-Off (Recovery) Rates							
Credit card:							
Domestic credit card	4.16%	3.75%	3.08%	3.42%	3.55%	41bps	61bps
International credit card	3.24	2.76	1.80	2.65	2.80	48	44
Total credit card	4.09	3.66	2.96	3.35	3.48	43	61

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Consumer banking:							
Auto	1.60%	2.10%	1.85%	1.22%	1.55%	(50)bps	5bps
Home loan	0.05	0.05	0.01	0.04	0.03	—	2
Retail banking	1.36	1.43	1.53	1.39	0.96	(7)	40
Total consumer banking	1.04	1.32	1.14	0.76	0.89	(28)	15
Commercial banking:							
Commercial and multifamily real estate	(0.01)	(0.03)	(0.15)	(0.04)	(0.03)	2	2
Commercial and industrial	0.49	0.07	0.61	0.13	0.05	42	44
Total commercial lending	0.29	0.02	0.26	0.05	0.01	27	28
Small-ticket commercial real estate	0.13	0.34	0.50	0.15	0.47	(21)	(34)
Total commercial banking	0.29	0.03	0.26	0.05	0.02	26	27
Total net charge-offs	2.08	1.96	1.69	1.64	1.72	12	36
30+ Day Performing Delinquency Rates							
Credit card:							
Domestic credit card	3.09%	3.39%	3.28%	2.84%	2.92%	(30)bps	17bps
International credit card	3.32	2.98	2.81	2.65	2.81	34	51
Total credit card	3.11	3.36	3.24	2.82	2.91	(25)	20
Consumer banking:							
Auto	5.14	6.69	6.10	5.58	5.21	(155)	(7)
Home loan	0.14	0.16	0.18	0.17	0.18	(2)	(4)
Retail banking	0.61	0.76	0.62	0.66	0.60	(15)	1
Total consumer banking	3.19	4.05	3.62	3.24	2.95	(86)	24
Nonperforming Loans and Nonperforming Assets Rates[(1)(2)]							
Credit card:							
International credit card	0.59%	0.65%	0.77%	0.83%	0.84%	(6)bps	(25)bps
Total credit card	0.05	0.06	0.07	0.08	0.08	(1)	(3)
Consumer banking:							
Auto	0.31	0.53	0.49	0.40	0.31	(22)	—
Home loan	1.26	1.23	1.18	1.13	1.16	3	10
Retail banking	0.83	0.77	0.74	0.79	0.71	6	12
Total consumer banking	0.66	0.79	0.76	0.70	0.67	(13)	(1)
Commercial banking:							
Commercial and multifamily real estate	0.12	0.03	0.03	0.12	0.18	9	(6)
Commercial and industrial	2.66	1.45	1.58	1.56	0.39	121	227
Total commercial lending	1.64	0.87	0.87	0.91	0.29	77	135
Small-ticket commercial real estate	1.11	0.83	0.65	0.47	1.62	28	(51)
Total commercial banking	1.63	0.87	0.87	0.90	0.31	76	132
Total nonperforming loans	0.69	0.51	0.50	0.50	0.35	18	34
Total nonperforming assets	0.83	0.65	0.64	0.64	0.50	18	33

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 8: Financial Summary—Business Segment Results

		Three Months Ended March 31, 2016			
(Dollars in millions) (unaudited)	**Total**	**Credit Card**	**Consumer Banking**	**Commercial Banking**	**Other**
Net interest income	$ 5,056	$ 3,033	$ 1,420	$ 537	$ 66
Non-interest income	1,164	847	191	118	8
Total net revenue (loss)[3]	6,220	3,880	1,611	655	74
Provision (benefit) for credit losses	1,527	1,071	230	228	(2)
Non-interest expense	3,223	1,863	990	322	48
Income (loss) from continuing operations before income taxes	1,470	946	391	105	28
Income tax provision (benefit)	452	337	142	38	(65)
Income (loss) from continuing operations, net of tax	$ 1,018	$ 609	$ 249	$ 67	$ 93

		Three Months Ended December 31, 2015			
(Dollars in millions) (unaudited)	**Total**	**Credit Card**	**Consumer Banking**	**Commercial Banking**	**Other**
Net interest income	$ 4,961	$ 2,996	$ 1,434	$ 484	$ 47
Non-interest income	1,233	902	182	142	7
Total net revenue (loss)[3]	6,194	3,898	1,616	626	54
Provision (benefit) for credit losses	1,380	1,022	240	118	—
Non-interest expense	3,480	2,021	1,057	342	60
Income (loss) from continuing operations before income taxes	1,334	855	319	166	(6)
Income tax provision (benefit)	426	302	115	60	(51)
Income (loss) from continuing operations, net of tax	$ 908	$ 553	$ 204	$ 106	$ 45

		Three Months Ended March 31, 2015			
(Dollars in millions) (unaudited)	**Total**	**Credit Card**	**Consumer Banking**	**Commercial Banking**	**Other**
Net interest income	$ 4,576	$ 2,666	$ 1,434	$ 461	$ 15
Non-interest income	1,071	816	158	114	(17)
Total net revenue (loss)[3]	5,647	3,482	1,592	575	(2)
Provision (benefit) for credit losses	935	669	206	60	—
Non-interest expense	3,049	1,776	970	272	31
Income (loss) from continuing operations before income taxes	1,663	1,037	416	243	(33)
Income tax provision (benefit)	529	369	150	88	(78)
Income (loss) from continuing operations, net of tax	$ 1,134	$ 668	$ 266	$ 155	$ 45

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 9: Financial & Statistical Summary—Credit Card Business

						2016 Q1 vs.	
(Dollars in millions) (unaudited)	**2016 Q1**	**2015 Q4**	**2015 Q3**	**2015 Q2**	**2015 Q1**	**2015 Q4**	**2015 Q1**
Credit Card[4]							
Earnings:							
Net interest income	$ 3,033	$ 2,996	$ 2,866	$ 2,633	$ 2,666	1%	14%
Non-interest income	847	902	858	845	816	(6)	4
Total net revenue (loss)	3,880	3,898	3,724	3,478	3,482	—	11
Provision (benefit) for credit losses	1,071	1,022	831	895	669	5	60
Non-interest expense	1,863	2,021	1,848	1,857	1,776	(8)	5
Income (loss) from continuing operations before income taxes	946	855	1,045	726	1,037	11	(9)
Income tax provision (benefit)	337	302	375	263	369	12	(9)
Income (loss) from continuing operations, net of tax	$ 609	$ 553	$ 670	$ 463	$ 668	10	(9)
Selected performance metrics:							
Period-end loans held for investment	$ 92,699	$ 96,125	$ 90,135	$ 87,203	$ 81,754	(4)%	13%
Average loans held for investment	92,987	91,887	88,450	83,901	82,581	1	13
Average yield on loans held for investment[5]	14.60%	14.45%	14.39%	13.98%	14.30%	15bps	30bps
Total net revenue margin[6]	16.69	16.97	16.84	16.58	16.87	(28)	(18)
Net charge-off rate	4.09	3.66	2.96	3.35	3.48	43	61
30+ day performing delinquency rate	3.11	3.36	3.24	2.82	2.91	(25)	20
30+ day delinquency rate	3.15	3.40	3.29	2.88	2.97	(25)	18
Nonperforming loan rate[1]	0.05	0.06	0.07	0.08	0.08	(1)	(3)
PCCR intangible amortization	$ 70	$ 74	$ 78	$ 80	$ 84	(5)%	(17)%
Purchase volume[7]	68,189	75,350	69,875	68,559	57,383	(10)	19

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Domestic Card							
Earnings:							
Net interest income	$ 2,756	$ 2,718	$ 2,613	$ 2,395	$ 2,421	1%	14%
Non-interest income	774	830	814	796	743	(7)	4
Total net revenue (loss)	3,530	3,548	3,427	3,191	3,164	(1)	12
Provision (benefit) for credit losses	972	945	796	853	610	3	59
Non-interest expense	1,671	1,796	1,630	1,621	1,580	(7)	6
Income (loss) from continuing operations before income taxes	887	807	1,001	717	974	10	(9)
Income tax provision (benefit)	323	293	362	259	353	10	(8)
Income (loss) from continuing operations, net of tax	$ 564	$ 514	$ 639	$ 458	$ 621	10	(9)
Selected performance metrics:							
Period-end loans held for investment	$ 84,561	$ 87,939	$ 82,178	$ 78,984	$ 74,131	(4)%	14%
Average loans held for investment	85,148	83,760	80,402	75,924	74,770	2	14
Average yield on loans held for investment[5]	14.43%	14.31%	14.35%	13.95%	14.23%	12bps	20bps
Total net revenue margin[6]	16.58	16.95	17.05	16.81	16.93	(37)	(35)
Net charge-off rate	4.16	3.75	3.08	3.42	3.55	41	61
30+ day performing delinquency rate	3.09	3.39	3.28	2.84	2.92	(30)	17
30+ day delinquency rate	3.09	3.39	3.28	2.84	2.92	(30)	17
Purchase volume[7]	$ 62,617	$ 68,740	$ 63,777	$ 62,198	$ 52,025	(9)%	20%
International Card[4]							
Earnings:							
Net interest income	$ 277	$ 278	$ 253	$ 238	$ 245	—	13%
Non-interest income	73	72	44	49	73	1%	—
Total net revenue (loss)	350	350	297	287	318	—	10
Provision (benefit) for credit losses	99	77	35	42	59	29	68
Non-interest expense	192	225	218	236	196	(15)	(2)
Income (loss) from continuing operations before income taxes	59	48	44	9	63	23	(6)
Income tax provision (benefit)	14	9	13	4	16	56	(13)
Income (loss) from continuing operations, net of tax	$ 45	$ 39	$ 31	$ 5	$ 47	15	(4)
Selected performance metrics:							
Period-end loans held for investment	$ 8,138	$ 8,186	$ 7,957	$ 8,219	$ 7,623	(1)%	7%
Average loans held for investment	7,839	8,127	8,048	7,977	7,811	(4)	—
Average yield on loans held for investment[5]	16.47%	15.96%	14.88%	14.29%	14.93%	51bps	154bps
Total net revenue margin[6]	17.85	17.21	14.77	14.36	16.31	64	154
Net charge-off rate	3.24	2.76	1.80	2.65	2.80	48	44
30+ day performing delinquency rate	3.32	2.98	2.81	2.65	2.81	34	51
30+ day delinquency rate	3.76	3.46	3.39	3.29	3.44	30	32
Nonperforming loan rate[1]	0.59	0.65	0.77	0.83	0.84	(6)	(25)
Purchase volume[7]	$ 5,572	$ 6,610	$ 6,098	$ 6,361	$ 5,358	(16)%	4%

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 10: Financial & Statistical Summary—Consumer Banking Business

	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
(Dollars in millions) (unaudited)							
Consumer Banking							
Earnings:							
Net interest income	$ 1,420	$ 1,434	$ 1,443	$ 1,444	$ 1,434	(1)%	(1)%
Non-interest income	191	182	174	196	158	5	21
Total net revenue (loss)	1,611	1,616	1,617	1,640	1,592	—	1
Provision (benefit) for credit losses	230	240	188	185	206	(4)	12
Non-interest expense	990	1,057	1,001	998	970	(6)	2
Income (loss) from continuing operations before income taxes	391	319	428	457	416	23	(6)
Income tax provision (benefit)	142	115	155	166	150	23	(5)
Income (loss) from continuing operations, net of tax	$ 249	$ 204	$ 273	$ 291	$ 266	22	(6)
Selected performance metrics:							
Period-end loans held for investment	$ 70,591	$ 70,372	$ 70,990	$ 71,176	$ 71,379	—	(1)%
Average loans held for investment	70,296	70,704	71,097	71,367	71,441	(1)%	(2)
Average yield on loans held for investment[5]	6.18%	6.25%	6.25%	6.27%	6.26%	(7)bps	(8)bps
Auto loan originations	$ 5,844	$ 4,977	$ 5,590	$ 5,433	$ 5,185	17%	13%
Period-end deposits	177,803	172,702	170,866	170,321	172,502	3	3
Average deposits	174,254	171,521	170,816	171,076	169,593	2	3
Average deposit interest rate	0.54%	0.54%	0.56%	0.57%	0.57%	—	(3)bps
Core deposit intangible amortization	$ 15	$ 17	$ 19	$ 21	$ 22	(12)%	(32)%
Net charge-off rate	1.04%	1.32%	1.14%	0.76%	0.89%	(28)bps	15bps
30+ day performing delinquency rate	3.19	4.05	3.62	3.24	2.95	(86)	24
30+ day delinquency rate	3.67	4.67	4.22	3.80	3.46	(100)	21
Nonperforming loan rate[1]	0.66	0.79	0.76	0.70	0.67	(13)	(1)
Nonperforming asset rate[2]	0.95	1.10	1.05	0.98	0.95	(15)	—

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 11: Financial & Statistical Summary—Commercial Banking Business

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Commercial Banking							
Earnings:							
Net interest income	$ 537	$ 484	$ 454	$ 466	$ 461	11%	16%
Non-interest income	118	142	108	123	114	(17)	4
Total net revenue (loss)[3]	655	626	562	589	575	5	14
Provision (benefit) for credit losses	228	118	75	49	60	93	280
Non-interest expense	322	342	272	270	272	(6)	18
Income (loss) from continuing operations before income taxes	105	166	215	270	243	(37)	(57)
Income tax provision (benefit)	38	60	78	98	88	(37)	(57)
Income (loss) from continuing operations, net of tax	$ 67	$ 106	$ 137	$ 172	$ 155	(37)	(57)
Selected performance metrics:							
Period-end loans held for investment	$ 64,241	$ 63,266	$ 52,112	$ 51,231	$ 50,741	2%	27%
Average loans held for investment	63,375	57,379	51,592	50,976	51,070	10	24
Average yield on loans held for investment[3][5]	3.38%	3.18%	3.21%	3.26%	3.22%	20bps	16bps
Period-end deposits	$ 33,383	$ 34,257	$ 32,751	$ 32,909	$ 32,575	(3)%	2%
Average deposits	34,076	33,797	32,806	32,778	32,845	1	4
Average deposit interest rate	0.27%	0.26%	0.25%	0.25%	0.24%	1bps	3bps
Core deposit intangible amortization	$ 3	$ 4	$ 3	$ 4	$ 4	(25)%	(25)%
Net charge-off rate	0.29%	0.03%	0.26%	0.05%	0.02%	26bps	27bps
Nonperforming loan rate[1][9]	1.63	0.87	0.87	0.90	0.31	76	132
Nonperforming asset rate[2][9]	1.64	0.87	0.87	0.91	0.31	77	133
Risk category:[8]							
Noncriticized	$ 59,663	$ 59,743	$ 49,803	$ 48,847	$ 48,778	—	22%
Criticized performing	2,595	2,015	1,725	1,767	1,645	29%	58
Criticized nonperforming	1,050	550	453	463	158	91	**
PCI loans[9]	933	958	131	154	160	(3)	**
Total commercial loans	$ 64,241	$ 63,266	$ 52,112	$ 51,231	$ 50,741	2	27
Risk category as a percentage of period-end commercial loans held for investment:[9]							
Noncriticized	92.9%	94.4%	95.6%	95.4%	96.2%	(150)bps	(330)bps
Criticized performing	4.0	3.2	3.3	3.4	3.2	80	80
Criticized nonperforming	1.6	0.9	0.9	0.9	0.3	70	130
PCI loans	1.5	1.5	0.2	0.3	0.3	—	120
Total commercial loans	100.0%	100.0%	100.0%	100.0%	100.0%		

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 12: Financial & Statistical Summary—Other and Total

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2016 Q1 vs. 2015 Q4	2016 Q1 vs. 2015 Q1
Other							
Earnings:							
Net interest income (expense)	$ 66	$ 47	$ (3)	$ (6)	$ 15	40%	**
Non-interest income	8	7	—	(29)	(17)	14	**
Total net revenue (loss)[3]	74	54	(3)	(35)	(2)	37	**
Provision (benefit) for credit losses	(2)	—	(2)	—	—	**	**
Non-interest expense[10]	48	60	39	182	31	(20)	55%
Income (loss) from continuing operations before income taxes	28	(6)	(40)	(217)	(33)	**	**
Income tax provision (benefit)	(65)	(51)	(78)	(143)	(78)	27	(17)
Income (loss) from continuing operations, net of tax	$ 93	$ 45	$ 38	$ (74)	$ 45	107	107
Selected performance metrics:							
Period-end loans held for investment	$ 82	$ 88	$ 92	$ 95	$ 104	(7)%	(21)%
Average loans held for investment	78	82	88	93	102	(5)	(24)
Period-end deposits	10,593	10,762	9,286	5,550	5,363	(2)	98
Average deposits	10,850	10,581	7,352	5,289	5,413	3	100
Total							
Earnings:							
Net interest income	$ 5,056	$ 4,961	$ 4,760	$ 4,537	$ 4,576	2%	10%
Non-interest income	1,164	1,233	1,140	1,135	1,071	(6)	9
Total net revenue (loss)	6,220	6,194	5,900	5,672	5,647	—	10
Provision (benefit) for credit losses	1,527	1,380	1,092	1,129	935	11	63
Non-interest expense	3,223	3,480	3,160	3,307	3,049	(7)	6
Income (loss) from continuing operations before income taxes	1,470	1,334	1,648	1,236	1,663	10	(12)
Income tax provision (benefit)	452	426	530	384	529	6	(15)
Income (loss) from continuing operations, net of tax	$ 1,018	$ 908	$ 1,118	$ 852	$ 1,134	12	(10)
Selected performance metrics:							
Period-end loans held for investment	$ 227,613	$ 229,851	$ 213,329	$ 209,705	$ 203,978	(1)%	12%
Average loans held for investment	226,736	220,052	211,227	206,337	205,194	3	10
Period-end deposits	221,779	217,721	212,903	208,780	210,440	2	5
Average deposits	219,180	215,899	210,974	209,143	207,851	2	5

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 13: Notes to Loan and Business Segments Disclosures (Tables 7—12)

** Not meaningful.

(1) The nonperforming loan rates are calculated based on nonperforming loans for each category divided by period-end total loans held for investment.

(2) Nonperforming assets consist of nonperforming loans, real estate owned ("REO") and other foreclosed assets. The nonperforming asset rates are calculated based on nonperforming assets for each category divided by the combined period-end total of loans held for investment, REO and other foreclosed assets for each respective category. Calculation of nonperforming assets rates for our Consumer Banking and Commercial Banking businesses are adjusted to exclude the impact of acquired REOs.

(3) Some of our tax-related commercial investments generate tax-exempt income or tax credits. Accordingly, we make certain reclassifications within our Commercial Banking business results to present revenues and yields on a taxable-equivalent basis, calculated assuming an effective tax rate approximately equal to our federal statutory tax rate of 35% with offsetting reclassifications to the Other category.

(4) Includes a build in our U.K. PPI Reserve in Q3 2015 and Q2 2015, which impacted both revenue and non-interest expense within our International Card business.

(5) Calculated based on annualized interest income for the period divided by average loans held for investment during the period for the specified loan category. Annualized interest income excludes various allocations including funds transfer pricing that assigns certain balance sheet assets, deposits and other liabilities and their related revenue and expenses attributable to each business segment.

(6) Calculated based on annualized total net revenue for the period divided by average loans held for investment during the period for the specified loan category.

(7) Includes credit card purchase transactions, net of returns, for loans classified as held for investment and held for sale. Excludes cash advance and balance transfer transactions.

(8) Criticized exposures correspond to the "Special Mention," "Substandard" and "Doubtful" asset categories defined by bank regulatory authorities.

(9) As of March 31, 2016, the loans held for investment acquired in the HFS acquisition included $825 million of PCI loans that are being accounted for under ASC 310-30 (formerly "SOP 03-3") due to their deterioration in credit quality since origination. From a managed perspective, we evaluate loans based on their actual risk ratings, and accordingly we are also including our nonperforming and criticized ratios measured on that basis. Were these PCI loans to be classified based on their risk ratings, our nonperforming loan rate and nonperforming asset rate for Commercial Banking in Q1 2016 would be 1.69% and 1.70%, respectively; our Criticized performing balance and percentage would increase to $3.3 billion and 5.17%, respectively; Criticized nonperforming balance and percentage would increase to $1.1 billion and 1.69%, respectively, with corresponding decreases to the balance and percentage of our Noncriticized category.

(10) Includes restructuring charges for employee severance and related benefits pursuant to our ongoing benefit programs.

CAPITAL ONE FINANCIAL CORPORATION (COF)
Table 14: Reconciliation of Non-GAAP Measures and Calculation of Regulatory Capital Measures[1]

(Dollars in millions) (unaudited)	Basel III Standardized Approach				
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Regulatory Capital Metrics					
Common equity Tier 1 capital	$ 29,237	$ 29,544	$ 30,109	$ 29,804	$ 29,671
Tier 1 capital	32,530	32,838	33,402	32,614	31,493
Total capital[2]	38,368	38,838	37,694	37,115	35,878
Risk-weighted assets	262,220	265,739	249,081	246,106	238,011
Average assets for the leverage ratio	317,403	309,037	300,010	293,291	295,556
Capital Ratios					
Common equity Tier 1 capital ratio[3]	11.1%	11.1%	12.1%	12.1%	12.5%
Tier 1 capital ratio[4]	12.4	12.4	13.4	13.3	13.2
Total capital ratio[5]	14.6	14.6	15.1	15.1	15.1
Tier 1 leverage ratio[6]	10.2	10.6	11.1	11.1	10.7
Tangible common equity ("TCE") ratio[7]	9.1	8.9	9.8	9.7	9.8

Reconciliation of Non-GAAP Measures

We report certain non-GAAP capital measures that management uses in assessing its capital adequacy. These non-GAAP measures include tangible common equity ("TCE") and tangible assets. The tables below provide the details of the calculation of our non-GAAP capital measures and regulatory capital. While our non-GAAP capital measures are widely used by investors, analysts and bank regulatory agencies to assess the capital position of financial services companies, they may not be comparable to similarly titled measures reported by other companies.

(Dollars in millions) (unaudited)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1
Tangible Common Equity (Period End)					
Stockholders' equity	$ 47,707	$ 47,284	$ 47,685	$ 46,659	$ 45,730
Goodwill and intangible assets[8]	(15,629)	(15,701)	(15,153)	(15,240)	(15,307)
Noncumulative perpetual preferred stock[9]	(3,296)	(3,294)	(3,294)	(2,810)	(1,822)
Tangible common equity	$ 28,782	$ 28,289	$ 29,238	$ 28,609	$ 28,601
Tangible Common Equity (Average)					
Average stockholders' equity	$ 49,078	$ 48,712	$ 48,456	$ 47,255	$ 46,397
Average goodwill and intangible assets[8]	(15,654)	(15,316)	(15,183)	(15,256)	(15,339)
Average noncumulative perpetual preferred stock[9]	(3,296)	(3,294)	(3,049)	(2,377)	(1,822)
Average tangible common equity	$ 30,128	$ 30,102	$ 30,224	$ 29,622	$ 29,236

(Dollars in millions) (unaudited)		2016 Q1		2015 Q4		2015 Q3		2015 Q2		2015 Q1
Tangible Assets (Period End)										
Total assets	$	330,346	$	334,048	$	313,700	$	310,510	$	306,224
Goodwill and intangible assets[8]		(15,629)		(15,701)		(15,153)		(15,240)		(15,307)
Tangible assets	$	314,717	$	318,347	$	298,547	$	295,270	$	290,917
Tangible Assets (Average)										
Average total assets	$	331,919	$	323,354	$	313,822	$	307,206	$	309,401
Average goodwill and intangible assets[8]		(15,654)		(15,316)		(15,183)		(15,256)		(15,339)
Average tangible assets	$	316,265	$	308,038	$	298,639	$	291,950	$	294,062

Common Equity Tier 1 Capital Ratio Under Basel III Standardized Approach

(Dollars in millions) (unaudited)		March 31, 2016		December 31, 2015		September 30, 2015		June 30, 2015		March 31, 2015
Common equity excluding AOCI	$	44,452	$	44,606	$	44,533	$	44,246	$	44,120
Adjustments:										
AOCI[10][11]		117		(254)		75		(128)		(26)
Goodwill[8]		(14,301)		(14,296)		(13,805)		(13,809)		(13,801)
Intangible assets[8][11]		(532)		(393)		(374)		(413)		(450)
Other		(499)		(119)		(320)		(92)		(172)
Common equity Tier 1 capital	$	29,237	$	29,544	$	30,109	$	29,804	$	29,671
Risk-weighted assets	$	262,220	$	265,739	$	249,081	$	246,106	$	238,011
Common equity Tier 1 capital ratio[3]		11.1%		11.1%		12.1%		12.1%		12.5%

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[1] Regulatory capital metrics and capital ratios as of March 31, 2016 are preliminary and therefore subject to change.

[2] Total capital equals the sum of Tier 1 capital and Tier 2 capital.

[3] Common equity Tier 1 capital ratio is a regulatory measure calculated based on Common equity Tier 1 capital divided by risk-weighted assets.

[4] Tier 1 capital ratio is a regulatory capital measure calculated based on Tier 1 capital divided by risk-weighted assets.

[5] Total capital ratio is a regulatory capital measure calculated based on Total capital divided by risk-weighted assets.

[6] Tier 1 leverage ratio is a regulatory capital measure calculated based on Tier 1 capital divided by average assets, after certain adjustments.

[7] TCE ratio is a non-GAAP measure calculated based on TCE divided by tangible assets.

[8] Includes impact of related deferred taxes.

[9] Includes related surplus.

[10] Amounts presented are net of tax.

[11] Amounts based on transition provisions for regulatory capital deductions and adjustments of 40% for 2015 and 60% for 2016.